Filed by Cantor Equity Partners III, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners III, Inc.

Commission File No. 001-42716

AIR Limited

Date: November 14, 2025

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On November 13, 2025, Stuart Brazier (“SB”), Chief Executive Officer of AIR, was interviewed by Ben Rabizadeh (“Host”) of StoryTrading. The transcript of this interview is below.

Host: Good morning, Stuart Brazier. Is that how you say your name?

SB: Yeah, not bad. Brazier.

Host: Brazier. Good morning, Ben. How are you?

SB: Good morning.

Host: I like your accent. Where are you from?

SB: I’m originally, well, from the UK. I was born in Wimbledon.

Host: Cool. I love that. That’s beautiful. So we’ve got the CEO here, Stuart Brazier—was it? Did I say it right?

SB: Brazier. Brazier.

Host: Brazier. Alright, Stuart Brazier, from Advanced Inhalation Rituals—let’s call it AIR Limited, A-I-R. You know, we love the other AIR; we made so much money with the other AIR, A-E-H-R. Maybe we’ll make a ton of money with A-I-R. So, in any case, Advanced Inhalation Rituals is still a private company. They plan to go public via a SPAC merger with Cantor Fitzgerald. The ticker symbol is CAEP on that one. So, we’ll talk a little later about the mechanics and timing of all that, Stuart. But this is fascinating. Hookahs. Wow. I’ve been to hookah bars. I’ve smoked a hookah here and there. But apparently you guys are like the biggest hookah company in the world and you’ve been around forever. Why don’t you tell us about this?

SB: Yeah. We’re the global leader in what is a growing hookah market. We’re also the largest producer of hookah molasses in the world. And we own the biggest brand, which is called Al Fakher. And, you know, it’s a category that is really centered on flavors. It’s a social thing to do—it’s an occasional social thing to do. It brings people together—and it’s a bit of a global trend. More and more people are adapting it and having their own interpretation of it. But we’re also a company that is very innovative as well. Shisha, or hookah, has been around for six hundred years, and we’re bringing it into the twenty-first century with some of our innovations.

Host: Beautiful. And how long have you been personally involved with the company?

SB: So, I’m coming up to seven years now.

Host: Seven years—and you started as CEO seven years ago?

SB: No, I started as CFO. I did five years as the CFO and nearly two years now as CEO.

Host: Cool. What prompted you to join the company seven years ago, and what’s changed in those last seven years since you’ve been at the helm there?

SB: Ok, so I’ve actually been in tobacco for nearly thirty years, Ben. So I spent twenty-three years with British American Tobacco, worked all over the world—started off in the UK, then Eastern Europe, and then spent a long time, about twelve years, in Asia. I lived in some very exotic countries in Asia—spent time in Cambodia, Vietnam, Singapore, Hong Kong, Taiwan—and then spent time in North Africa. It was in North Africa that I really began to see and understand hookah. Because obviously, that’s what people do, a lot of people do—rather than going for a drink or something after work, they sit down, meet friends, and enjoy a hookah. Then I went back to the UK, and I was approached, while I was working for British American Tobacco, about this opportunity to become the CFO of this business, that was in a very very exciting industry; that was growing; and we had plans to take the company public in a premier listing at some point. It’s been a seven-year journey of taking a business that was a family business and building it into the multinational, IPO-ready business it is today.

Host: What struck me—couple of things—is you guys make a lot of money. This is a big business. It’s three hundred seventy… it’s three hundred seventy-five million—your 2025 revenue? Or is that 2024?

SB: 2024. Cool business—generated $375 million revenue. Margins are good in this business. That drove adjusted EBITDA of $150 million. But most importantly, it delivered operating cash flow of $149 million. Like any tobacco business, it’s pretty cash generative. I suppose we’re slightly different from many other SPACs—

Host: That was the other thing that struck me. I can’t remember the last time I came across a SPAC where you’re operating cash-flow-positive. That’s really rare. How did the decision to go via SPAC come about, and tell us about the valuation you were assigned?

SB: We’re IPO-ready and have been considering various options of how to do it and where we want to go. We got together with Cantor. Cantor has a great SPAC franchise and has already had some good success this year. We spoke to them; it made a lot of sense, and they’re great partners for us. We’ve been working on this deal with them over the last few months, and we were really pleased to announce it on Friday.

Host: Oh, wow—oh this just happened. So this deal was just announced on Friday. Cool. Do you need the money? What are you going to do with the money? What’s your cash balance now? You’re generating all this cash flow.

SB: We have borrowings. The gearing is below two and a half times at the moment, and that was a target leverage we wanted to have before going public. Going forward, that’s probably the target leverage we’ll maintain. Enterprise value is roughly $1.75 billion. By the end of this year, our net debt should be around the $290–295 million mark.

Host: The cash you get from the merger—or that’s before the merger completes, the net debt?

SB: That’s net debt for the end of this year.

Host: How much cash are you going to get from the merger?

SB: We’ll have to wait and see. We’re not raising capital, and we’ll see what comes down when we close. The important thing is that because we are cash generative, we’re not reliant on that.

Host: Very interesting. There was a comment here from the stream: when I was in the military and stationed in Germany, there were so many hookah smoke bars. I’ve noticed in New York they’re starting to allow hookah smoking in certain bars too, so it’s becoming more popular. Look, I’m not a— I don’t know much about smoking at all. I’ve smoked hookah here and there, but I really don’t know the difference between cigarettes and cigars and hookah. I’m curious—in terms of safety and health, is hookah… I may be wrong, but when I smoke a cigar, I don’t inhale the smoke into my lungs. I put it in my mouth and blow it out, so I can actually tolerate that because I have asthma. I can never smoke a cigarette—can’t take smoke into my lungs because of asthma. So how does that compare when you smoke a hookah, in terms of health and where the smoke goes? Is it more like a cigar? More like a cigarette?

SB: It’s quite different. If I compare it with a cigarette: a cigarette combusts at about 800 degrees. You’ve got burning that creates smoke, and within that smoke there are potentially some harmful chemicals in quite high concentrations. Shisha or hookah, it doesn’t combust. The way it works is, the hookah molasses or shisha molasses sits at the top of the hookah pipe and above that you have charcoal as the heat source. When you inhale through the pipe, you draw the heat of the charcoal over the hookah molasses and it vaporizes it. There’s no combustion on the actual shisha molasses. The molasses is about seventy percent glycerin—quite wet, like a jammy substance—so you couldn’t actually light it because things would go out. So, you’re heating it rather than burning it. Because of that, the cloud—because you don’t call it smoke when there’s no combustion—the cloud’s composition is very very different from the smoke you get from a cigarette or cigar.

Host: What does that translate to in terms of health risks? Is hookah therefore safer than cigarettes?

SB: Unlike cigarettes—someone smoking cigarettes may enjoy fifteen a day—shisha or hookah is occasional. A regular user might have two a week, although a lot of people have it much less often. You obviously can’t go around saying—

Host: It’s more of a social thing to do with friends rather than a personal addiction or habit.

SB: Exactly. It’s about twenty percent tobacco—seventy percent glycerin, twenty percent tobacco, and the rest is flavoring or fructose—so it’s quite sweet. The tobacco used in hookah is different from cigarette tobacco.

Host: Are you not allowed to say it’s safer? I’m just trying to understand.

SB: You can say it is reduced risk—a good analogy is a pint of lager versus a pint of vodka probably—the concentration of the potentially harmful toxicants that you—

Host: Ok but it’s not completely risk-free. Right, so it’s not like a pregnant woman should be able to smoke hookah. Pregnant women are not advised to smoke hookah, right?

SB: No—you certainly wouldn’t advise that.

Host: Okay, good. I don’t know. I’m sorry. I don’t know nothing about that. I’m just getting there with you here. Very interesting.

Great. I was reading you have a new product—without charcoal—something technology-based. What’s that about?

SB: This is called OOKA. Earlier I described how a conventional hookah works with charcoal heating the molasses. OOKA takes charcoal out of the equation. The OOKA device is an oven basically that heats a pod of hookah molasses. It’s a pod-based closed system. You buy the pod, turn the machine on, open it up, put the capsule inside, press go, and it heats the outside of the pod. Within five or six minutes you can draw on the hookah and enjoy your hookah or shisha moment. It makes it much easier. Ben, you’ve probably never tried to actually put a hookah together…

Host: I’ve been there, but my friends have been doing it.

SB: So you know, it takes time, it’s messy, you can get it wrong, and you can get a variable result every time. This just makes having a hookah that much easier, that much more convenient; you know you are going to get the same experience every time, and it’s cleaner—and it means you are not knocking the hookah over and spilling charcoal on the carpet.

Host: Do you have a video of that somewhere?

SB: You can find it online. I’ve got one in front of me actually—this is what it looks like. You just open the top, put a capsule inside, and that’s it.

Host: How long has that been on the market and what’s the reception been?

SB: We launched that in the UAE a couple of years ago for this market, and it’s also available in Germany. It took four or five years to develop. It’s very well protected—we invested over a hundred million dollars in putting this together and have over one hundred fifty patents, eighteen patent families, around it. We’re gradually learning more about it, as with all things technical, revolutionary, to something that has been done the same way for 600 years, we learn, we get consumer feedback and make tweaks where needed. We’re very happy with how it’s doing at the moment.

Host: Where is it available now—only a couple of countries?

SB: Only a few countries at the moment, but we’ll be rolling it out over the next few years.

Host: Do you sell regular hookahs as well?

SB: We do. It’s not a big revenue generator for us; we focus on actually selling the branded molasses.

Host: What’s the TAM on this new product and what kind of market share are you aiming for?

SB: Like all new things, it’s going to take time. The hookah molasses market is very large worldwide—consumed either at home or in lounges. The thing about this product is that it doesn’t need to take a huge additional share of the large market because it’s a bit like a Nespresso device.

Host: I was just thinking that—like a Keurig machine where you have to get a K-cup to work in the Keurig machine—same idea?

SB: Exactly. For us, it’s a real premiumization on our margins as well.

Host: Is the idea to sell the OOKA device at relatively low margins and then get repeat business on higher-margin pods.

SB: Yes, it’s like the razor blade model. You don’t make big margins selling the device; the margins are made on the refills—like a photocopier with the ink.

Host: What is the TAM for this business currently?

SB: Total TAM for hookah worldwide annually—consumers spend between fifteen to twenty billion dollars.

Host: Holy smokes—fifteen to twenty billion. But that includes everything—the hookah, tobacco, hardware too?

SB: That includes everything. The interesting thing about the TAM is there’s the manufacturer’s TAM and then there’s the lounge TAM. Because this is consumed at home or in cafés or bars. People pay quite a lot of money to have someone prepare a hookah for them. I’m in Dubai at the moment and it’s not unusual for someone to pay a hundred dollars for a hookah session in a nice bar. Similarly in London, probably similarly in Miami. People are going to pay a lot of money to do that. So there’s huge value in that chain for cafés to sell this, which is a driver of its popularity because business owners see it as a great revenue generator for them. If you consider that food might sell at a 3x markup and alcohol at 5x, it’s not unusual to sell hookah at a 20x, 30x, or 40x markup. If you’ve got the footfall in your café, you might as well offer hookah and upsell customers.

Host: What can you tell me about your plans? It sounds like OOKA could really grow your revenue in multiples. Big TAM—fifteen to twenty billion—you’re at almost four hundred million now. Is there a number you’re aiming for over the next few years, or a timeline to get to whatever market share you are aiming for?

SB: We’re aiming to get to break-even with this product by 2027. Then it will start to add to the bottom line and accelerate. But to the earlier point, for manufacturers the TAM is much smaller—about a billion dollars. You’re going from a billion to fifteen–twenty billion. OOKA allows us to begin to get into that larger bubble. If consumers are prepared to pay a hundred, fifty, or twenty dollars for a session, then if we get the product right and make it available, a bit like Nespresso, people should be prepared to pay a little extra for the ease and to get the same experience again and again, without messing around with charcoal.

Host: What are the margins on the pods?

SB: If I’m just looking at indexing, the margin on a per-session basis for us is about 20x.

Host: 20x? Wow—that’s a lot.

SB: Yeah. That’s why when you ask how much market we think we can take with this, we don’t actually need a huge amount of the market to really drive things forward for the business.

Host: Very interesting. Anything you want to touch on that I didn’t ask yet?

SB: We’ve talked about the core market and a little about our brand Al Fakher. We’re a branded company with great capability for bringing innovations to market. We also have another innovation we’re test-marketing at the moment, called Vant. It looks like a vape, but within Vant you’re getting different benefits. For example, one of the products is a sleep product that can help you relax. Inside the device there’s what we call a quantum chip—the latest tech available for vaping. Most vapes use ceramic or coil-and-wick systems where you can get undesirable things potentially coming through. This quantum chip ensures you don’t get heavy metals or ceramic particles, and it atomizes the liquid—making it much smaller and easier to inhale—and allows you to put in the liquid, products you couldn’t inhale before. Our sleep product includes things like passionflower and valerian root—things you might have by your bed in pill form. But if you’re able to inhale them, they go into the bloodstream much faster and can be more effective. So Vant is again a new innovation; it’s functional-benefit…and we know that a lot of consumers out there are looking for these benefits—whether it’s “Zen” to relax or “Energy,” so it could be caffeine you can inhale as well. We believe Vant can be a solution. Early days, but very exciting opportunity for the business.

Host: What strikes me is you’re very innovative—a technology-driven company. You can’t really compare this to a Philip Morris selling cigarettes. You guys are really innovating.

SB: We are. We’re an interesting mix of people. Our Chief Product Officer is ex-Dyson. I don’t know if you are familiar with the British firm Dyson? The Dyson hair dryer? He worked on that for many years, and the Dyson air purifier. His knowledge of airflow was crucial for us when we wanted to develop the OOKA device. We are very innovative. We’ve got a very exciting pipeline of innovations that we intend to bring to market over time. That’s another reason NASDAQ felt like an ideal listing for us.

Host: That’s great. We’ve got to get the word out and educate investors because I think a lot of people will see “hookah” and say “another tobacco company.” But no—it’s very interesting what you’re doing. And you’re doing all of this with your cash flow. You’re saying you don’t even need the cash from the SPAC—it’s a bonus if you get it.

SB: It would be nice, but we can carry on regardless.

Host: Amazing. Very good stuff. There’s a question from the audience about regulation in the US: “The only problem I see in the States is the no-smoking laws in effect.” Is that an issue? They have hookah bars… but “does your company have a workaround within the States to grow your business?”

SB: Our hookah products are grandfathered in the US; they’ve been there a long time. In terms of regulation, we’re treated quite differently from cigarettes or other inhalation products. What regulators look for is, obviously, is it addictive? And as we talked about earlier—it’s an occasional thing; tobacco content is lower; nicotine content within the tobacco is lower than a traditional cigarette. They also look to see youth usage or experimentation. Every year the CDC runs surveys to see what youths are experimenting with, and year on year, hookah comes out at the bottom end—again because it’s a difficult thing to do and set up; there are easier things to do. They look at that, they look at addictiveness and youth usage, and that has meant that, when in front of regulators, they treat it differently. For example, in California there’s a statewide ban on flavored tobacco products, but hookah has an exemption.

Host: That’s great to know. Looks like someone is interested in trying your new products. “Are you looking for people in the US to test and give feedback?” Can we hook one of our subscribers up?

SB: On new products—also last week we announced a collaboration with Snoop Dogg. We’ve got a range of hookah with Snoop that we’ve just launched in the US. For those hookah enjoyers out there, please look up the Snoop range.

Host: Awesome. Very exciting. Logistics: the ticker symbol currently—I had CAEP—that’s the Cantor Fitzgerald blank check company. And then when you merge you’re going to be A-I-I-R: Advanced Inhalation Rituals, right?

SB: Right—AIIR.

Host: Got it. Any idea on timing?

SB: Yes, first half of 2026.

Host: Hopefully the SEC moves faster with the new administration. Some of these SPACs take a year, but hopefully this moves quickly because it’s exciting. I can’t wait to see you publicly trade. I guess you can get exposure now if you want under CAEP. Give it first half—hopefully by mid-year you’ll be trading under AIIR. If people want to follow up, where should we send them—Hookah.com?

SB: Please go to our website, air.global. You’ll find information about the company there and how to contact us.

Host: air.global—oh, it’s not a .com. air.global—that’s the website if you want to learn more about the company. Also, follow us on Story Trading Spotlight. And hang on—we’re going to give a $100 giveaway right now to someone who’s following us on Story Trading Spotlight. Stuart, thank you so much. We’re going to be following your progress. Good luck—very interesting story.

SB: Great to talk to you, Ben. Thanks for your time.

Host: Take care. Bye-bye.

***

Additional Information and Where to Find It

Pubco and CAEP intend to prepare, and Pubco intends to file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CAEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination pursuant to the Business Combination Agreement (the “Business Combination”) and any related transactions (together with the Business Combination, the “Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for the CAEP shareholder meeting for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. CAEP and/or Pubco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, PUBCO, AIR AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CAEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to AIR Limited, via email at investor@air.global, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CAEP, Pubco, AIR and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CAEP’s shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of CAEP’s securities are, or will be, contained in CAEP’s filings with the SEC, including the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CAEP’s shareholders in connection with the Transactions, including the names and interests of CAEP’s, Pubco’s and AIR’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco, AIR and CAEP, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CAEP or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions involving Pubco, CAEP and AIR, including expectations, intentions, hopes, beliefs, prospects, financial results and plans regarding Pubco, AIR, CAEP and the Transactions, statements regarding the anticipated benefits and timing of the completion of the Transactions, entry into certain agreements subsequent to the entry into the Business Combination Agreement, the satisfaction of closing conditions to the Transactions, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, the satisfaction of closing conditions to the Transactions and the level of redemptions of CAEP’s public shareholders, and Pubco’s and AIR’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CAEP’s securities; the risk that the Transactions may not be completed by CAEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CAEP’s shareholders; failure to realize the anticipated benefits of the Transactions; the level of redemptions of CAEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CAEP Class A ordinary shares or the Pubco ordinary shares; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; costs related to the Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business; risks related to increased competition in the industries in which Pubco will operate; risks that after consummation of the Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan including due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s ordinary shares will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, CAEP or others following announcement of the Transactions, and those risk factors discussed in documents that Pubco and/or CAEP filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CAEP’s Quarterly Reports on Form 10-Q, and the Registration Statement that will be filed by Pubco and AIR and the Proxy Statement/Prospectus contained therein, and other documents filed by CAEP and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CAEP, AIR and Pubco presently know, or that CAEP, AIR and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CAEP, AIR and Pubco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CAEP, AIR and Pubco gives any assurance that any of CAEP, AIR or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or Pubco or any other person that the events or circumstances described in such statement are material.